UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On November 17, 2021, Nexters Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing its results for the three and nine months ended September 30, 2021. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Company's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021 is attached to this Form 6-K as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2021

Nexters Inc.

By:	/s/ Andrey Fadeev
Name: Andrey Fadeev
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated November 17, 2021
99.2	Unaudited interim condensed consolidated financial statements of Nexters Inc. for the three and nine months ended September 30, 2021